UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-41505 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MELVIN SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 CITYFRONT PLAZA DRIVE, 31ST FLOOR
(No. and Street)

| CHICAGO | ILLINOIS | 60611 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Rorke 312-561-2363
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA PC
(Name – *if individual, state last, first, middle name*)

| 141 W. Jackson Blvd, 1702 | CHICAGO | IL | 60604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, ALEXANDER RORKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MELVIN SECURITIES, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

OFFICIAL SEAL
CHASE ALTMAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/27/21

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Melvin Securities, LLC

**(An Illinois Limited Liability Company)**

## Financial Statements and

## Independent Accountant Report

## December 31, 2019

**Melvin Securities, LLC**

**(An Illinois Limited Liability Company)**

**Index**

**December 31, 2019**

**Page**

**Robert Cooper & Company CPA PC**
141 W. Jackson Blvd. Suite 1468
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member:
of Melvin Securities, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Melvin Securities, LLC as of December 31, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Melvin Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Melvin Securities, LLC's management. Our responsibility is to express an opinion on Melvin Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Melvin Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption

The supplemental information contained on pages 10 through 11 has been subjected to audit procedures performed in conjunction with the audit of Melvin Securities, LLC's financial statements. The supplemental information is the responsibility of Melvin Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules on pages 10-11 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC

We have served as Melvin Securities, LLC's auditor since 2016.

Chicago, Illinois 60604

February 27, 2020

**MELVIN SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2019**

**ASSETS**

| | | |
|---|---|---|
| Current Assets: | | |
| Cash and cash equivalents | $ | 185,628 |
| Other current assets | | 205,877 |
| Total current assets | | 391,505 |
| | | |
| Noncurrent Assets: | | |
| Equipment | $ | 1,005 |
| Other noncurrent assets | | 3,100 |
| Total noncurrent assets | | 4,105 |
| | | |
| Total assets | $ | 395,610 |

**LIABILITIES AND MEMBERS' CAPITAL**

| | | |
|---|---|---|
| Current Liabilities: | | |
| Trade payables | $ | 24,028 |
| Other accrued expenses | | 24,812 |
| Total current liabilities | | 48,840 |
| | | |
| Members' Capital | | 346,770 |
| | | |
| Total liabilities and members' capital | $ | 395,610 |

The accompanying notes are an integral part of these financial statements.

**MELVIN SECURITIES, LLC**

**STATEMENT OF INCOME**

**FOR THE YEAR ENDED DECEMBER 31, 2019**

| | | |
|---|---|---|
| Management Fee Income | $ 6,020 | |
| Underwriting fees | 225,788 | |
| Total revenue | | $ 231,808 |
| Employee compensation and related benefits | 176,440 | |
| Communications | 3,576 | |
| Commissions, floor brokerage and clearance | 3,959 | |
| Guaranteed payments | 107,900 | |
| Occupancy | 33,604 | |
| Professional fees | 73,902 | |
| Depreciation expense | 402 | |
| Other | 68,674 | |
| Total expenses | | 468,457 |
| Net income (loss) | | $ (236,649) |

The accompanying notes are an integral part of these financial statements.

**MELVIN SECURITIES, LLC**

**STATEMENT OF CHANGES IN MEMBERS' EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2019**

| | | |
|---|---|---|
| Balance, beginning of year | $ | 288,419 |
| Members' contributions | | 295,000 |
| Members' distributions | | - |
| Net income (loss) | | (236,649) |
| Balance, end of year | $ | 346,770 |

The accompanying notes are an integral part of these financial statements.

**MELVIN SECURITIES, LLC**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2019**

| | | |
|---|---|---|
| **CASH FLOWS FROM (TO) OPERATING ACTIVITIES** | | |
| Net income (loss) | $ (236,649) | |
| Depreciation expense | 402 | |
| Adjustments to reconcile net income (loss) to net cash from (to) operating activities: | | |
| (Increase) Decrease in: | | |
| Receivables from broker/dealer and clearing organizations | (198,005) | |
| Other Assets | (92,703) | |
| Increase (Decrease) in: | | |
| Accounts payable and accrued expenses | 21,187 | |
| Net cash flows from (to) operating activities | | $ (109,758) |
| **CASH FLOWS FROM (TO) INVESTING ACTIVITIES** | | |
| Capital expenditures | | $ - |
| **CASH FLOWS FROM (TO) FINANCING ACTIVITIES** | | |
| Members' contributions | 295,000 | |
| Members' distributions | - | |
| Net cash flows from (to) financing activities | | 295,000 |
| Net increase (decrease) in cash | | (185,242) |
| Cash at beginning of the year | | 386 |
| Cash and cash equivalents at end of year | | $ 185,628 |
| **SUPPLEMENTAL INFORMATION** | | |
| Interest expense paid during the year ended December 31, 2019 was: | | $ 93 |

The accompanying notes are an integral part of these financial statements.

# MELVIN SECURITIES, LLC
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2019

## NOTE 1 ORGANIZATION

**Nature of Business** Melvin Securities, LLC (the Company) is an Illinois Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and with Financial Industry Regulatory Authority (FINRA), conducting business as an institutional broker. All securities transactions are carried and cleared by other broker-dealers on a fully disclosed basis. The Company also participates in securities underwritings.

## NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Melvin Securities, LLC in preparing the accompanying financial statements is set forth below.

**Use of Estimates** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Revenue Recognition**

Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company participates as an underwriter. Costs and fees, if any, are recognized in expense at this time the related revenues are recorded as guided by: FASB ASC 940-340-25-3.

Revenue is recognized on the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at this point.

**Cash Equivalents** Cash and cash equivalents include highly liquid instruments with original maturities of three months or less.

**Statement of Cash Flows** For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with maturities of less than three months.

**Equipment** Equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with a half year convention in the year of acquisition. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

**NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)**

**Income Taxes** Effective January 1, 2016 the Company is disregarded for tax purposes and results from operations will be included on Melvin & Company, LLC's tax return. The Company Is treated as a disregarded entity under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the member is liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

**Recent Accounting Pronouncements.**

In October 2017, the FASB issued Accounting Standards Update No. 2017-13, Revenue Recognition (Topic 615), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840) and Leases (Topic 842): The accounting for a broker-dealer's proprietary trading operations and lending activities (including securities lending and repurchase arrangements) will not be in the scope of the new standard. Recognition of interest and dividend income and expense from financial instruments owned or sold short, interest (rebate) from securities lending, repurchase agreements and similar arrangements also will be outside of the scope of the standard. Recognition of realized and unrealized gains and losses on the transfer of derecognition of financial instruments will continue to be within the scope of Accounting Standards Codification (ASC) 860.

**NOTE 3 RELATED PARTIES**

The Company is 100% owned by Melvin & Company, LLC. During the year ending December 31, 2019, the Company made no distributions of capital to Melvin & Company, LLC.

During the year the following related party transactions took place with Melvin & Company:

| | |
|---|---|
| Loan Receivables | $ 190,198 |

The intercompany receivables have been recorded in other assets. All transactions have been recorded at arm's length.

Guaranteed payments of $100,900 were paid to Christopher Melvin, Jr., the majority shareholder of Melvin & Company.

## NOTE 3 RELATED PARTIES (continued)

Additional related entities include Chicago River Capital LLC; CRC Holdings; Melvin LLC and Mansfield Willis LLC through ownership by Christopher Melvin, Jr. No transactions took place during the year with these companies.

## NOTE 4 EMPLOYEE BENEFITS

On January 1, 2015, the Company has adopted a 401(K) Plan that covers all employees who have attained one-year of service and are at least twenty-one years of age. Employees may contribute up to $19,000 per annum. For the year ended December 31, 2019, the Company made no matching contributions.

The Company also has a profit-sharing plan that allows a maximum of 25% of each employee's compensation to be added to the 401K account. For the year ended December 31, 2019, the Company had no profit-sharing contributions to the plan.

All full-time salaried employees have the option to obtain health insurance through an employer sponsored plan. The company pays for 80% of the employee's insurance premiums. The employee pays for 20% of the insurance premiums for their own coverage and 100% of the premium cost for dependents.

## NOTE 5 COMMITMENTS, CONTINGENCIES & INDEMNIFICATIONS

The Company leases space on a month to month basis at 455 N. Cityfront Plaza Drive with no minimum annual rentals. The total occupancy rental expense included in the statement of operations for the year ended December 31, 2019 was $33,604 of which all was related to the month to month lease.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from their customer account activity. That account had no activity during the year ending December 31, 2019. Accordingly, no indemnifications were estimated nor recorded. The Company believes that it is unlikely it will have to make any material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

**NOTE 6 FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK & CONCENTRATION OF CREDIT RISK**

The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At any given time, the Company's cash balance may exceed the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

**NOTE 7 GOING CONCERN OPERATION**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Management continues to evaluate its operations in an effort to reduce operating costs. In addition, management has indicated their intention to increase the Company's net capital above the minimum required level through capital contributions and retention of future profits within the Company. There can be no assurance that management's plans, as described above, will be realized.

**NOTE 8 NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. December 31, 2019, the Company had net capital of $136,786 which was $36,786 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.78 to 1.

**NOTE 9 SUBSEQUENT EVENTS**

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 27, 2019, the issued date of the financials.

On January 3, 2020, Melvin Securities, LLC was included as a syndicate member in the issuance of City of Chicago Sales Tax Securitization Bonds, Taxable Series 2020A with Goldman Sachs & CO. LLC. serving as the Senior Managing Underwriter. An estimated municipal underwriting fee receivable of $256,549 was recoded as of that date. On the same date, Melvin Securities, LLC was also included as a syndicate member in the issuance of the City of Chicago General Obligation Refunding Bonds, Series 2020A with J.P. Morgan Securities, LLC serving as the Senior Managing Underwriter. An estimated municipal underwriting fee receivable of $144,609 was recorded as of that date.

## MELVIN SECURITIES, LLC
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## AS OF DECEMBER 31, 2019

| | |
|---|---|
| Total members' capital | $ 346,770 |
| Additions: Subordinated borrowings, allowable | - |
| Total members' capital and allowable subordinated borrowing | 346,770 |
| Deductions and/or charges: | |
| Non-Allowable Assets | 209,982 |
| Net capital | 136,788 |
| Minimum net capital requirement | 100,000 |
| Excess net capital | $ 36,788 |
| Aggregate indebtedness: | |
| Accounts payable and accrued expenses | $ 48,840 |
| Total aggregate indebtedness | $ 48,840 |
| Ratio of aggregate indebtedness to net capital | 35.70% |

**Reconciliation with Company's computation of Net Capital**
**(included in Part IIA of Form X-17A-5 as of December 31, 2019)**

| | |
|---|---|
| Net capital, as reported in Company's Part IIA Focus Report | 162,880 |
| Increase in accounts payables, accrued expenses and other liabilities. | (26,092) |
| Net capital, per December 31, 2019 audit report | $ 136,788 |

**Reconciliation with Company's computation of Aggregate Indebtedness**
**(included in Part IIA of Form X-17A-5 as of December 31, 2019)**

| | |
|---|---|
| Aggregate Indebtedness, as reported in Company's Part IIA Focus Report | 22,748 |
| Adjustments: | |
| Increase in accounts payable, accrued expenses and other liabilities | 26,092 |
| Aggregate Indebtedness, per December 31, 2019 audit report | $ 48,840 |

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
COMPUTATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3
AS OF DECEMBER 31, 2019
(see note below)

MELVIN SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3
AS OF DECEMBER 31, 2019
(see note below)

Melvin Securities, LLC claims an exemption pursuant to Rule 15c3-3 subparagraph 15c3(k)(2) and, therefore, no Computation for Determination of Reserve Requirements or Information for possession or Control under the rule have been provided. The Company does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer pursuant to Rule 71a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

The accompanying notes are an integral part of these financial statements.

**Robert Cooper & Company CPA PC**
141 W. Jackson Blvd Suite 1468
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Melvin Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Melvin Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3 under which Melvin Securities, LLC stated it may file an exemption report because:

1) it has no obligation Under 17 C.F.R. §240.15c3-3 and the Company stated that it did not have an obligation throughout the most recent fiscal year without exception. Melvin Securities' management is responsible for compliance with the exemption provisions and its statements.
2) For the fiscal year ending December 31, 2019, Melvin Securities, LLC claimed exemption from 17 C.F.R. §240.15c3-3 as outlined under paragraph (k)(2)(ii)
3) Melvin Securities, LLC stated that Melvin Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Melvin Securities, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Melvin Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 , and Rule 15c3-3 (k)(2)(ii) under the Securities Exchange Act of 1934.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 27, 2020

Melvin Securities, LLC
455 N. Cityfront Plaza Drive
Suite 3100
Chicago Illinois 60611

Exemption Report
For the year ending December 31, 2019

February 27, 2020

Securities & Exchange Commission
100 F Street, NW
Washington, DC 20549

Melvin Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR § 240. 17a-5, "Reports to be made by certain brokers and dealers").

The Exemption Report was prepared as required by 17 CFR § 240. 17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

a) For the fiscal year ending December 31, 2019, Melvin Securities, LLC claimed exemption from 17 CFR § 240. 15c3-3 as outlined under paragraph (k)(2) of the respective rule.

    (1) For the fiscal year ending December 31, 2019, the Company may file an Exemption and Report because the Company had no obligations under 17 CFR § 240. 15c3-3.

    (2) The Company had no obligations under 17 CFR § 240. 15c3-3 throughout the period January 1, 2019 through December 31, 2019 without exception.

b) The Company met the identified exemption provisions in 17 CFR § 240. 15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

c) The Company had no obligations under 17 CFR § 240. 15c3-3 throughout the most recent fiscal year without exception.

I, Alexander Rorke, swear that, to my knowledge and belief, this Exemption Report is true and correct.

Alexander Rorke
Senior Managing Director
Melvin Securities, LLC
February 27, 2020

**Robert Cooper & Company CPA PC**
141 W. Jackson Blvd. Suite 1468
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Member of Melvin Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Melvin Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Melvin Securities, LLC for the year ended December 31, 2019 , solely to assist you and SIPC in evaluating Melvin Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Melvin Securities, LLC's management is responsible for Melvin Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA PC
Chicago, Illinois 60604
February 27, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-41505 FINRA DEC

MELVIN SECURITIES LLC
455 CITYFRONT PLAZA DRIVE
31ST FLOOR
CHICAGO, IL 60611

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Lenart (708) 624-1982

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $348 |
| B. | Less payment made with SIPC-6 filed (**exclude interest**) 07/24/2019 Date Paid | (344) |
| C. | Less prior overpayment applied | (0) |
| D. | Assessment balance due or (overpayment) | 4 |
| E. | Interest computed on late payment (see instruction E) for______days at 20% per annum | 0 |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $4 |

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $4

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Melvin Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of January, 20 20.

FinOp
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $231862 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 0 |
| 2d. SIPC Net Operating Revenues | $231862 |
| 2e. General Assessment @ .0015 | $348 |
| | (to page 1, line 2.A.) |